FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 20, 2004

RINKER GROUP LIMITED

ABN 53 003 433 118

(Translation of registrant’s name into English)

Level 8, Tower B, 799 Pacific Highway, Chatswood, NSW 2067, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following release to the Australian
Stock Exchange on  July 20, 2004

Exhibit 1:	July 20	RINKER TRADING UPDATE SHOWS FIRST QUARTER NET PROFIT UP 38% IN US$ AND 26% IN A$
Exhibit 2:	July 20	Rinker Quarterly Financial Information
Exhibit 3:	July 20	ADDRESS TO SHAREHOLDERS BY CHAIRMAN JOHN MORSCHEL
Exhibit 4:	July 20	ADDRESS TO SHAREHOLDERS BY CEO DAVID CLARKE
Exhibit 5:	July 20	Rinker AGM results

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rinker Group Limited

Signed by:	Luke Keighery

Title:	Manager Investor Services

Date:	July 20, 2004